SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

CPI Aerostructures, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

125919 308
(CUSIP Number)

Eric Rosenfeld c/o Crescendo Partners II, L.P. Series L 777 Third Avenue, 37th Floor New York, New York 10017 Telephone: (212) 319-7676
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125919 308	SCHEDULE 13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Eric Rosenfeld
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		787,818
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		787,818
	10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

787,818
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 125919 308	SCHEDULE 13D	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Crescendo Partners II, L.P. Series L
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		510,270
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		510,270
	10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,270
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 125919 308	SCHEDULE 13D	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Crescendo Investments II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		510,270
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		510,270
	10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,270
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 125919 308	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 2 amends the original Schedule 13D and its Amendment No. 1 (together the “Schedule 13D”), filed by Crescendo Partners II, L.P. Series L (“Crescendo Partners II”), Crescendo Investments II, LLC (“Crescendo Investments II”) and Eric Rosenfeld (“Rosenfeld” and, together with Crescendo Partners II and Crescendo Investments II, collectively referred to as the “Reporting Persons”) with respect to ownership of shares of the common stock, par value $0.001 (the “Common Stock”) of CPI Aerostructures, Inc., a New York corporation (the “Issuer”). Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 8,353,469 shares of Common Stock outstanding as of the Issuer’s Quarterly Report on Form 10-Q filed August 9, 2012.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Crescendo Partners II is the beneficial owner of 510,270 Common Stock of the Issuer. Crescendo Partners II has sole voting and dispositive power over these shares. Crescendo Partners II beneficially owns 6.1% of the Issuer’s Common Stock.

Crescendo Investments II is the beneficial owner of 510,270 shares of Common Stock of the Issuer. Crescendo Investments II, in its capacity of being the sole general partner of Crescendo Partners II, controls Crescendo Partners II. Accordingly, Crescendo Investments II is the beneficial owner of the shares held by Crescendo Partners II. Crescendo Investments II has sole voting and dispositive power over the shares held by Crescendo Partners II. Crescendo Investments II beneficially owns 6.1% of the Issuer’s Common Stock.

Rosenfeld is the beneficial owner of 787,818 shares of Common Stock of the Issuer. This amount represents (i) 510,270 shares of Common Stock held by Crescendo Partners II, (ii) 121,000 shares of Common Stock held by Rosenfeld and (iii) 156,548 shares of Common Stock issuable upon immediately exercisable options held by Rosenfeld. Rosenfeld, being the Senior Managing Member of Crescendo Investments II, exercises control over Crescendo Partners II and Crescendo Investments II. As a result of Rosenfeld’s control of Crescendo Partners II and Crescendo Investments II, Rosenfeld has sole voting and dispositive power over the shares held by Crescendo Partners II. Accordingly, Rosenfeld is deemed to be the beneficial owner of the shares held by Crescendo Partners II. However, Rosenfeld disclaims ownership of the Common Stock held by Crescendo Partners II and Crescendo Investments II, except to the extent of his pecuniary interest therein. Rosenfeld beneficially owns 9.3% of the Issuer’s Common Stock.

CUSIP No. 125919 308	SCHEDULE 13D	Page 6 of 7 Pages

The Reporting Persons have not effected any transactions of the Issuer’s Common Stock in the last 60 days, except for the following:

•	On September 18, 2012, Crescendo Partners II sold 13,205 shares of Common Stock at a price of $12.24 per share.

•	On September 19, 2012, Crescendo Partners II sold 1,910 shares of Common Stock at a price of $12.05 per share.

•	On September 20, 2012, Crescendo Partners II sold 8,546 shares of Common Stock at a price of $11.81.

•	On September 20, 2012, Crescendo Partners II distributed 349,403 shares of Common Stock in-kind to its limited partners, for no additional consideration.

CUSIP No. 125919 308	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2012

/s/ Eric Rosenfeld
Eric Rosenfeld

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO PARTNERS II, L.P.
SERIES L

By:	Crescendo Investments II, LLC,
as General Partner

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title	Managing Member